Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

February 23, 2021

Relating to the Preliminary Prospectus Supplement dated February 23, 2021 to the Prospectus dated April 1, 2019

Registration Statement No. 333-230666

Final Term Sheet

2.400% Senior Notes due 2031

3.375% Senior Notes due 2041

Issuer:	The Interpublic Group of Companies, Inc.

Trade Date:	February 23, 2021

Settlement Date:	February 25, 2021 (T+2)

Expected Ratings*:	Baa2/Neg. (Moody’s) BBB/Neg. (S&P) BBB+/Neg. (Fitch)

Title of Securities:	2.400% Senior Notes due 2031 (the “2031 Notes”) 3.375% Senior Notes due 2041 (the “2041 Notes”)

Size:	$500,000,000 for the 2031 Notes $500,000,000 for the 2041 Notes

Maturity Date:	March 1, 2031 for the 2031 Notes March 1, 2041 for the 2041 Notes

Benchmark Treasury Price/Yield:	97-23+ / 1.369% for the 2031 Notes 97-10 / 2.040% for the 2041 Notes

Benchmark Treasury:	1.125% UST due February 15, 2031 for the 2031 Notes 1.875% UST due February 15, 2041 for the 2041 Notes

Spread to Benchmark Treasury:	+105 basis points for the 2031 Notes +135 basis points for the 2041 Notes

Yield to Maturity:	2.419% for the 2031 Notes 3.390% for the 2041 Notes

Price to Public:	99.832% of principal amount for the 2031 Notes 99.783% of principal amount for the 2041 Notes

Coupon:	2.400% for the 2031 Notes 3.375% for the 2041 Notes

Interest Payment Dates:	March 1 and September 1, beginning September 1, 2021 (long first coupon)

Record Dates:	February 15 and August 15

Underwriting Discount:	0.650% for the 2031 Notes 0.875% for the 2041 Notes

Net Proceeds (Before Expenses) to Issuer:	$495,910,000 (99.1820%) for the 2031 Notes $494,540,000 (98.908%) for the 2041 Notes

Optional Redemption:

The redemption price for each series of the Notes we redeem prior to, in the case of the 2031 Notes, December 1, 2030 (three months prior to the maturity date of such Notes) and in the case of the 2041 Notes, September 1, 2040 (six months prior to the maturity date of such Notes), will be equal to the greater of:

•  100% of the principal amount of the series of Notes to be redeemed; and

•  a “make-whole” amount, which will equal the sum of the present values of the Remaining Scheduled Payments (as defined in the Preliminary Prospectus Supplement) on such series of the Notes discounted to the redemption date on a semiannual basis, at a rate equal to the sum of the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus, in the case of the 2031 Notes, 20 basis points and in the case of the 2041 Notes, 25 basis points, plus, the applicable accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

In addition, we may, at our option, redeem, in whole or in part, the 2031 Notes at any time on or after December 1, 2030 (three months prior to the maturity date of such Notes) and the 2041 Notes at any time on or after September 1, 2040 (six months prior to the maturity date of such Notes), in each case, at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed, plus the applicable accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

CUSIP/ISIN:	460690 BT6 / US460690BT64 for the 2031 Notes 460690 BS8 / US460690BS81 for the 2041 Notes

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Senior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. ING Financial Markets LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Danske Markets Inc. Goldman Sachs & Co. LLC Intesa Sanpaolo S.p.A.** Loop Capital Markets LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

**

Intesa Sanpaolo S.p.A. is not a U.S. registered broker-dealer and it will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded (other than any statement relating to the identity of the legal entity authorizing or sending this communication in a non-US jurisdiction). Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.